FRANCISCO V. AGUILAR

Secretary of State

401 North Carson Street

Carson City, Nevada 89701-4201

(775) 684-5708

Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation
NRS 78.1955, 78.1955(6)
☐ Certificate of Designation
☐ Certificate of Amendment to Designation - Before Issuance of Class or Series
☒ Certificate of Amendment to Designation -After Issuance of Class or Series
☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT · USE DARK INK ONLY · DO NOT HIGHLIGHT

1. Entity information: ,	Name of entity:
iQSTEL INC. I
Entity or Nevada Business Identification Number (NVID): NV20111422847
2. Effective date and time:	For Certificate of Designation or Date: Time: Amendment to Designation Only (Optional): (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing:
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing: SERIES D PREFERRED STOCK
5. Amendment of class or series of stock:	☒ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued.

☐ Certificate of Amendment to Designation- After Issuance of Class or Series

The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

6. Resolution: Certificate of Designation and Amendment to Designation only)

By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences , limitations, restrictions and relative rights of the following class or series of stock.* SERIES D PREFERRED STOCK

              SEE ATTACHED

7. Withdrawal:

Designation being Withdrawn:                                Date of Designation:

No shares of the class or series of stock being withdrawn are outstanding.

The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *

8. Signature: (Required)	x /s/ Leandro Iglesias	Date:	10/10/2025
Signature of Officer

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

Revised: 1/1/2019

SECOND AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF

iQSTEL INC.

Pursuant to Section 78.1955 of the Nevada Revised Statutes

SERIES D PREFERRED STOCK

On behalf of IIQSTEL Inc., a Nevada corporation (the “Corporation”), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors of the Corporation (the “Board”):

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the articles of incorporation of the Corporation (the “Articles of Incorporation”), there hereby is created, out of the 1,200,000 shares of preferred stock, par value $0.001 per share, of the Corporation authorized by Article III of the Articles of Incorporation (“Preferred Stock”), a series of Series D Preferred Stock, consisting of 100,000 shares, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications, limitations and restrictions:

The specific powers, preferences, rights and limitations of the Series D Preferred Stock are as follows:

1.        Designation; Rank. This series of Preferred Stock shall be designated and known as “Series D Preferred Stock.” The number of shares constituting the Series D Preferred Stock shall be 100,000 shares. The Series D Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Corporation now or hereafter outstanding.

2.        Dividends. The holders of Series D Preferred Stock shall be entitled to receive as, when, and if declared by the Board of Directors, dividends of common stock at an annual rate equal to twelve percent (12%), calculated on the basis of a 360-day year consisting of twelve 30-day months. Such dividends shall begin to accrue and shall accumulate (to the extent not otherwise declared and paid as set forth above) on each share of Series D Preferred Stock, from the date of issuance of such share of Series D Preferred Stock (the “Original Issue Date”), whether or not declared and shall cease accruing on the date that is the day prior to the Conversion Date (as defined in Section 5). If the holder elects to convert the Series D Preferred Stock into common shares prior to the end of the year, the dividend shall be calculated on a pro rata basis for the period during which the Series D Preferred Shares were held.

3.        Liquidation Preference. In the event of any dissolution, liquidation or winding up of the Corporation (a “Liquidation”), whether voluntary or involuntary, the Holders of Series D Preferred Stock shall be entitled to participate in any distribution out of the assets of the Corporation before the holders of the common stock, Series A Preferred Stock and Series C Preferred Stock, but shall be considered on parity to the liquidation rights of the Series B Preferred Stock. A sale of all or substantially all of the Corporation’s assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidated or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation, shall not be deemed to be a Liquidation for purposes of this Designation.

2

1.         Voting. Except as required by applicable law or as set forth herein, the holders of shares of Series D Preferred Stock will have no right to vote on any matters, questions or proceedings of this Corporation including, without limitation, the election of directors.

2.        Voluntary Conversion.

a)   Conversion Rate. Upon the filing of this Second Amended and Restated Certificate of Designation, which, once effective, makes available a sufficient number of authorized but unissued and unreserved shares of common stock to permit all then outstanding shares of Series D Preferred Stock to be so converted, then, after three months from the Original Issue Date, the holder of any shares of the Series D Preferred Stock may convert any such shares into fully paid and non-assessable shares of common stock at the rate of 12.5 shares of common stock for each share of Series D Preferred Stock (“Conversion Rate”) subject to adjustment in accordance with Section 5(f).

b)   True-Up Adjustment to Conversion Rate. Notwithstanding the foregoing Conversion Rate, each conversion of Series D Preferred Stock shall be subject to a True-Up Adjustment designed to ensure fair alignment with market conditions at the time of conversion (the “True-Up Adjustment”)

▪  “Trading Day” shall mean any day on which the Nasdaq Stock Market is open for trading during regular trading hours.

▪  The “Original Conversion Price” shall mean the effective conversion price established at the time the Holder originally converted its Common Shares into Series D Preferred Stock, which was determined based on the volume-weighted average price (VWAP) of the Corporation’s common stock over the ten (10) consecutive Trading Days immediately preceding such conversion, applying a twenty percent (20%) discount to such VWAP.

▪  The “Lookback Period” shall mean the five (5) consecutive Trading Days immediately preceding the date on which the Holder elects to convert Series D Preferred Stock into Common Stock (the “Conversion Date”).

▪  The “Lowest Lookback Price” shall mean the lowest daily volume-weighted average price (VWAP) of IQSTEL Inc.’s Common Stock (ticker symbol: IQST) during the Lookback Period, as reported on the official Nasdaq website or, if unavailable, by Bloomberg L.P. or another nationally recognized source agreed upon by the Corporation and the Holder.

▪  The “Adjusted Conversion Price” shall mean the Lowest Lookback Price applying a twenty percent (20%) discount; provided however, that the Adjusted Conversion Price shall not be less than $1.00, subject to adjustment for stock splits, combinations, or similar events.

▪  If the Adjusted Conversion Price is lower than the Original Conversion Price, the True-Up Ratio shall equal the Original Conversion Price divided by the Adjusted Conversion Price; provided, however, that in no event shall the True-Up Ratio exceed 2.5. The total number of shares of Common Stock issuable upon such conversion shall then be equal to (x) the number of shares of Series D Preferred Stock being converted, multiplied by 12.5 (the “Base Shares”), plus (y) the number of shares of Series D Preferred Stock being converted, multiplied by the True-Up Ratio (the “Additional Shares”).

▪  If the Adjusted Conversion Price is equal to or higher than the Original Conversion Price, no True-Up Adjustment shall apply, and only the Base Shares shall be issued.

▪  The Corporation shall calculate and notify the Holder of any True-Up Adjustment within two (2) business days following the Conversion Date, providing reasonable supporting documentation.

3

c)   Method of Conversion. Before any holder of Series D Preferred Stock shall be entitled to convert the same into shares of common stock, such holder shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Corporation or of any transfer agent for the Series D Preferred Stock, and shall give written notice 15 business days prior to date of conversion to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of common stock are to be issued. The Corporation shall, within five business days, issue and deliver at such office to such holder of Series D Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of common stock to which such holder shall be entitled as aforesaid. Conversion shall be deemed to have been effected on the date when delivery of notice of an election to convert and certificates for shares is made, and such date is referred to herein as the “Conversion Date.”

d)  Status of Converted Stock. In the event any shares of Series D Preferred Stock shall be converted or otherwise acquired by the Corporation, the shares so converted shall be canceled and shall resume the status of authorized shares of preferred stock without differentiation as to series. All such shares may be reissued as part of a new series of preferred stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation or in any certificate of designation creating a series of preferred stock or any similar stock or as otherwise required by law.

e)   Transfer Taxes. The Corporation shall pay all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of common stock upon conversion of any shares of Series D Preferred Stock, provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the shares of Series D Preferred Stock in respect of which such shares are being issued.

f)  Adjustments to Conversion Rate.

i)  Subdivisions, Combinations, or Consolidations of Common Stock. In the event the outstanding shares of common stock shall be subdivided, combined or consolidated, by stock split, stock dividend, combination or like event, into a greater or lesser number of shares of common stock after the effective date of this Certificate of Designation, the Series D Conversion Rate in effect immediately prior to such subdivision, combination, consolidation or stock dividend shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately adjusted as more fully set forth in Section 5(f)(ii).

ii)   Adjustment for Common Stock Dividends and Distributions. If the Corporation at any time subdivides, combines or consolidates the outstanding shares of common stock as contemplated by Section 5(f)(i), in each such event the Series D Conversion Rate that is then in effect shall be adjusted as of the time of such event by multiplying the Series D Conversion Rate then in effect by a fraction (x) the numerator of which is the total number of shares of common stock issued and outstanding immediately after the time of such subdivision, combination or consolidation, and (y) the denominator of which is the total number of shares of common stock issued and outstanding immediately prior to such subdivision, combination or consolidation.

4

iii)   Reclassifications and Reorganizations. In the case, at any time after the date hereof, of any capital reorganization, merger or any reclassification of the stock of the Corporation (other than solely as a result of a stock dividend or subdivision, split-up or combination of shares), the Series D Conversion Rate then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted and the terms of the Series D Preferred Stock shall be deemed amended such that the shares of the Series D Preferred Stock shall, after such reorganization or reclassification, be convertible into the kind and number of shares of stock or other securities or property of the Corporation or otherwise to which such holder would have been entitled if immediately prior to such reorganization or reclassification, the holder’s shares of the Series D Preferred Stock had been converted into common stock. The provisions of this Section 5(f)(iii) shall similarly apply to successive reorganizations or reclassifications.

g)  Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series D Conversion Rate pursuant to Section 5(f), the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the Series D Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series D Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments; (ii) the Series D Conversion Rate at the time in effect; and (iii) the number of shares of common stock and the amount, if any, of other securities, cash or property which at the time would be received upon the conversion of the Series D Preferred Stock.

h)  Fractional Shares. Fractional shares of Series D Preferred Stock may be issued and all conversion, voting and other rights shall be applied to such fractional shares on a proportional basis; provided, however, that in lieu of any fractional shares of common stock to which the holder of Series D Preferred Stock would be entitled upon conversion or otherwise pursuant hereto, the Corporation shall issue to such holder, one whole share of common stock. The number of whole shares to be issuable to each holder upon such conversion shall be determined on the basis of the number of shares of common stock issuable upon conversion of the total number of shares of Series D Preferred Stock of such holder at the time converting into common stock.

3.        Redemption. Notwithstanding anything to the contrary contained herein, at any time the Corporation will have the right, at its option, to redeem all or any portion of the shares of Series D Preferred Stock, exercisable on not more than three (3) Trading Days (as defined in Section 5(b)) prior written notice to the Holders, in full, in accordance with this Section 6. Any notice of redemption hereunder (an “Optional Redemption Notice”) shall be delivered to each Holder at its registered addresses and shall state: (1) that the Corporation is exercising its right to redeem the Series D Preferred Stock, and (2) the date of redemption which shall be not more than three (3) Trading Days (as defined in Section 5(b)) from the date of the Optional Redemption Notice. On the date fixed for redemption (the “Optional Redemption Date”), the Corporation shall make payment of 105% of the price paid by the Holder for the Series D Preferred Stock (the Optional Redemption Amount”) to the applicable Holder. If the Company delivers an Optional Redemption Notice and fails to pay the Optional Redemption Amount due to the applicable Holder within two (2) business days following the Optional Redemption Date, the Company shall forever forfeit its right to redeem the Series D Preferred Stock pursuant to this Section 6.

5

4.        Leak-Out Restriction. After three months from the Original Issue Date, the holders of Series D Preferred Stock shall be permitted to convert into common stock and sell shares subject to a limitation of 10% of the average daily trading volume of the Corporation’s common stock, calculated on a per-holder basis.

5.        No Impairment. Except and to the extent as waived or consented to by the holder, or as otherwise provided herein, the Corporation shall not by any action, including, without limitation, amending its Articles of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Series D Preferred Stock, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of holders as set forth in this Certificate of Designations against impairment.

6.        No Preemptive Rights. No holder of the Series D Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

7.           Vote to Change the Terms of or Issue Preferred Stock. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting, of the majority holders (in addition to any other corporate approvals then required to effect such action), shall be required for any change to this Certificate of Designation or the Company's Articles of Incorporation which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series D Preferred Stock.

8.           Lost or Stolen Certificates. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Series D Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Company and, in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Company shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Company shall not be obligated to re-issue Preferred Stock Certificates if the holder contemporaneously requests the Company to convert such shares of Series D Preferred Stock into common stock.

9.           Failure or Indulgence Not Waiver. No failure or delay on the part of a holder of Series D Preferred Stock in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

IN WITNESS WHEREOF the undersigned has signed this Designation this 10th day of October 2025.

6

IQSTEL INC.

By: /s/ Leandro Iglesias

Name: Leandro Iglesias

Title: CEO

7